UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

ESH HOSPITALITY, INC.

EXTENDED STAY AMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share, of Extended Stay America, Inc., and

Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc.,

which are attached and trade together as a Share

(Title of Class of Securities)

30224P200**

(CUSIP Number)

A.J. Agarwal

The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This CUSIP number pertains to the ESH Hospitality, Inc.’s Paired Shares, each representing one share of Class B common stock, par value $0.01 per share, of ESH Hospitality, Inc. together with one share of common stock, par value $0.01 per share, of Extended Stay America, Inc., which are attached and trade as a single unit (a “Paired Share”).

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.A-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,034
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 34,034
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.B-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,761
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 34,761
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.C-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 595
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 595
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners (AIV) VI-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 231
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 231
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.TE.1-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.TE.2-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Partners VI.F-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,095
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,095
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Holdings VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS Blackstone Real Estate Associates VI-ESH L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,716
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 105,716
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS BREP VI Side-by-Side GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS BREA VI-ESH L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,716
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 105,716
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,716
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 105,716
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,716
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 105,716
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,716
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 105,716
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS THE BLACKSTONE GROUP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,716
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 105,716
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS BLACKSTONE GROUP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,716
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 105,716
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,716
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 30224P200

1	NAMES OF REPORTING PERSONS STEPHEN A. SCHWARZMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 172,598
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 172,598
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

EXPLANATORY NOTES:

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D relates to the Paired Shares, issued by Extended Stay America, Inc., a Delaware corporation (“ESA”) and ESH Hospitality, Inc., a Delaware corporation, (“ESH REIT” and together with ESA, the “Issuers”), and amends the initial statement on Schedule 13D filed on June 10, 2014, as amended by Amendment No. 1 to the Schedule 13D filed on August 13, 2014, as amended by Amendment No. 2 to the Schedule 13D filed on November 20, 2015, as amended by Amendment No. 3 to the Schedule 13D filed on October 6, 2016, as amended by Amendment No. 4 to the Schedule 13D filed on November 22, 2016, as amended by Amendment No. 5 to the Schedule 13D filed on December 20, 2016, as amended by Amendment No. 6 to the Schedule 13D filed on March 14, 2017, as amended by Amendment No. 7 to the Schedule 13D filed on May 5, 2017 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 8 have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 shall be supplemented by adding at the end thereof:

June 2017 Secondary Offering

On May 30, 2017, the Issuers and Sponsors entered into an underwriting agreement (the “May 2017 Underwriting Agreement”) with the underwriters named therein (the “May 2017 Underwriters”). Pursuant to the May 2017 Underwriting Agreement, the Sponsors sold in the aggregate 25,000,000 Paired Shares at a price of $17.42 per Paired Share. The sale of the Paired Shares pursuant to the May 2017 Underwriting Agreement closed on June 5, 2017.

References to and descriptions of the May 2017 Underwriting Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the May 2017 Underwriting Agreement, which has been filed as Exhibit S hereto and incorporated by reference herein.

Share Repurchase

On May 29, 2017, the Issuers and Sponsors entered into a share repurchase agreement (the “May 2017 Repurchase Agreement”), pursuant to which the Sponsors sold back to the Issuers an aggregate of 583,530 Paired Shares. The shares were sold at a price of $17.42 per Paired Share. The sale of the Paired Shares pursuant to the May 2017 Repurchase Agreement closed on June 5, 2017.

Item 5. Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated as follows:

The information set forth or incorporated in Items 2, 3, 4, and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b) Calculations of the percentage of shares of Common Stock beneficially owned assumes that there are a total of 192,622,558 Paired Shares outstanding upon the closing of the transactions contemplated by the May 2017 Underwriting Agreement and the May 2017 Repurchase Agreement, as disclosed in the prospectus supplement filed by the Issuer on June 1, 2017.

The aggregate number and percentage of the Paired Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of Paired Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, 34,034 Paired Shares are directly held by Blackstone Real Estate Partners VI.A-ESH L.P.; 34,761 Paired Shares are directly held by Blackstone Real Estate Partners VI.B-ESH L.P.; 595 Paired Shares are directly held by Blackstone Real Estate Partners VI.C-ESH L.P.; 231 Paired Shares are directly held by Blackstone Real Estate Partners (AIV) VI-ESH L.P.; and 36,095 Paired Shares are directly held by Blackstone Real Estate Partners VI.F-ESH L.P. Amounts reported as beneficially owned by Mr. Schwarzman also reflect 50,406 Paired Shares directly held by Mr. Schwarzman and 16,476 Paired Shares directly held by a foundation over which Mr. Schwarzman may be deemed to have investment and voting power.

In addition, as of the date hereof, 1,290 shares of Series A Preferred Stock of ESA (“Series A Preferred Shares”) are directly held by Blackstone Real Estate Partners VI.A-ESH L.P.; 1,307 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.B-ESH L.P.; 436 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.C-ESH L.P.; 9 Series A Preferred Shares are directly held by Blackstone Real Estate Partners (AIV) VI-ESH L.P.; 829 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.TE.1-ESH L.P.; 1,783 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.TE.2-ESH L.P.; 1,359 Series A Preferred Shares are directly held by Blackstone Real Estate Partners VI.G-ESH L.P.; and 21 Series A Preferred Shares are directly held by Blackstone Real Estate Holdings VI L.P.

The general partner of each of the Partnerships (other than Blackstone Real Estate Holdings VI L.P.) and Blackstone Real Estate Partners VI.G-ESH L.P. is Blackstone Real Estate Associates VI-ESH L.P. The general partner of Blackstone Real Estate Holdings VI L.P. is BREP VI Side-by-Side GP L.L.C.

The general partner of Blackstone Real Estate Associates VI-ESH L.P. is BREA VI-ESH L.L.C. The managing member of BREA VI-ESH L.L.C. and sole member of BREP VI Side-by-Side GP L.L.C. is Blackstone Holdings III L.P.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the Partnerships, to the extent any directly holds Paired Shares reported on this Schedule 13D) is the beneficial owner of the Paired Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The Reporting Persons sold the following shares pursuant to the May 2017 Underwriting Agreement on June 5, 2017 at a price of $17.42 per Paired Share:

Reporting Person	Number of Paired Shares Sold
Blackstone Real Estate Partners VI.A-ESH L.P.	1,711,235
Blackstone Real Estate Partners VI.B-ESH L.P.	1,733,814
Blackstone Real Estate Partners VI.C-ESH L.P.	583,300
Blackstone Real Estate Partners (AIV) VI-ESH L.P.	11,662
Blackstone Real Estate Partners VI.TE.1-ESH L.P.	1,110,635
Blackstone Real Estate Partners VI.TE.2-ESH L.P.	2,387,516
Blackstone Real Estate Partners VI.F-ESH L.P.	1,803,600
Blackstone Real Estate Holdings VI L.P.	28,728

The Reporting Persons sold the following shares to the Issuers pursuant to the May 2017 Repurchase Agreement on June 5, 2017 at a price of $17.42 per Paired Share:

Reporting Person	Number of Paired Shares Sold
Blackstone Real Estate Partners VI.A-ESH L.P.	35,661
Blackstone Real Estate Partners VI.B-ESH L.P.	36,134
Blackstone Real Estate Partners VI.C-ESH L.P.	12,051
Blackstone Real Estate Partners (AIV) VI-ESH L.P.	243
Blackstone Real Estate Partners VI.TE.1-ESH L.P.	22,936
Blackstone Real Estate Partners VI.TE.2-ESH L.P.	49,304
Blackstone Real Estate Partners VI.F-ESH L.P.	37,588
Blackstone Real Estate Holdings VI L.P.	593

Except as set forth in this Amendment No. 8, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Paired Shares since the filing of Amendment No. 7 on May 5, 2017.

Item 5(e) is hereby amended and restated as follows:

(e) As of June 5, 2017, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Paired Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

As of the date of this Schedule 13D, other than as otherwise disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuers, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information in Item 4 and Item 5 of this Schedule 13D is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit S	Underwriting Agreement, dated May 30, 2017, among the Issuers, May 2017 Underwriters and Sponsors (filed as Exhibit 1.1 to the Issuers’ Current Report on Form 8-K filed on June 5, 2017, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2017

Blackstone Real Estate Partners VI.A-ESH L.P.
By: Blackstone Real Estate Associates VI-ESH L.P., its general partner By: BREA VI-ESH L.L.C., its general partner

By:	/s/ Paul D. Quinlan
Name:	Paul D. Quinlan
Title:	Managing Director

Blackstone Real Estate Partners VI.B-ESH L.P.
By: Blackstone Real Estate Associates VI-ESH L.P., its general partner By: BREA VI-ESH L.L.C., its general partner

By:	/s/ Paul D. Quinlan
Name:	Paul D. Quinlan
Title:	Managing Director

Blackstone Real Estate Partners VI.C-ESH L.P.
By: Blackstone Real Estate Associates VI-ESH L.P., its general partner By: BREA VI-ESH L.L.C., its general partner

By:	/s/ Paul D. Quinlan
Name:	Paul D. Quinlan
Title:	Managing Director

Blackstone Real Estate Partners (AIV) VI-ESH L.P.
By: Blackstone Real Estate Associates VI-ESH L.P., its general partner By: BREA VI-ESH L.L.C., its general partner

By:	/s/ Paul D. Quinlan
Name:	Paul D. Quinlan
Title:	Managing Director

Blackstone Real Estate Partners VI.TE.1-ESH L.P.
By: Blackstone Real Estate Associates VI-ESH L.P., its general partner By: BREA VI-ESH L.L.C., its general partner

By:	/s/ Paul D. Quinlan
Name:	Paul D. Quinlan
Title:	Managing Director

Blackstone Real Estate Partners VI.TE.2-ESH L.P.
By: Blackstone Real Estate Associates VI-ESH L.P., its general partner By: BREA VI-ESH L.L.C., its general partner

By:	/s/ Paul D. Quinlan
Name:	Paul D. Quinlan
Title:	Managing Director

Blackstone Real Estate Partners VI.F-ESH L.P.
By: Blackstone Real Estate Associates VI-ESH L.P., its general partner By: BREA VI-ESH L.L.C., its general partner

By:	/s/ Paul D. Quinlan
Name:	Paul D. Quinlan
Title:	Managing Director

Blackstone Real Estate Holdings VI L.P.
By: BREP VI Side-by-Side GP L.L.C., its general partner

By:	/s/ Paul D. Quinlan
Name:	Paul D. Quinlan
Title:	Managing Director

Blackstone Real Estate Associates VI-ESH L.P.
By: BREA VI-ESH L.L.C., its general partner

By:	/s/ Paul D. Quinlan
Name:	Paul D. Quinlan
Title:	Managing Director

BREP VI Side-by-Side GP L.L.C.

By:	/s/ Paul D. Quinlan
Name:	Paul D. Quinlan
Title:	Managing Director

BREA VI-ESH L.L.C.

By:	/s/ Paul D. Quinlan
Name:	Paul D. Quinlan
Title:	Managing Director

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
Name:	Stephen A. Schwarzman

EXHIBIT INDEX

The Exhibit Index is hereby amended by adding the following:

Exhibit S	Underwriting Agreement, dated May 30, 2017, among the Issuers and Sponsors (filed as Exhibit 1.1 to the Issuers’ Current Report on Form 8-K filed on June 5, 2017, and incorporated herein by reference).